

April 30, 2013

Via E-mail
James J. Malerba
Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

> **Re:** **State Street Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-07511**

Dear Mr. Malerba:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Our investment securities portfolio . . . , page 12

1.   Please revise future filings to address the following:

- We note your statement at the end of the first paragraph that "in some respects" the accounting and regulatory treatment of your investment securities portfolio may be less favorable than a more traditional lending portfolio or a portfolio of U.S. treasury securities. Please clarify how and why the treatment will differ.

- Describe the exposure of your investment securities to trends in the U.S. housing market. We note, in this regard, your disclosure on page 68 that the performance of the U.S. housing market continues to be a significant driver of your investment securities portfolio's performance.

- Describe the potential impact of the Notice of Proposed Rulemaking requiring the application of the Simplified Supervisory Formula Approach in the risk-weighting of asset securitization exposures on your investment securities portfolio. We note, in this regard, your disclosure on pages 74-75 regarding your revaluation of the composition of this portfolio.

Basel I, Basel II and Basel III, page 74

2. We note your revised disclosure in response to comment 1 of our letter dated April 9, 2012 and comment 1 of our letter dated May 30, 2012. Please revise future filings to further describe the proposed Basel III capital standards and the proposal to implement a capital surcharge on financial institutions that are designated as systemically important financial institutions and identified as global systemically important banks. For example, please address the following:

- Clarify or quantify increased capital requirements, new minimum regulatory capital ratios and new capital buffers such as the requirements for minimum common equity tier 1 and supplemental tier 1 leverage ratios, the capital conservation buffer, and the countercyclical capital buffer.

- Clarify the altered regulatory capital treatment of trust preferred and other hybrid capital securities; and

- Estimate the capital surcharge that will be applied to you as a global systemically important bank.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aslynn Hogue at (202) 551-3841 or Laura Crotty at (202) 551-3563 with any questions.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director